711 Main Street
Jasper, IN 47546
(812) 482-1314

For Immediate Release Contact:
Mark A. Schroeder
President & CEO

GERMAN AMERICAN BANCORP ANNOUNCES COMMENCEMENT OF SELF TENDER OFFER

Jasper, Indiana. February 7, 2003 - German American Bancorp (NASDAQ: GABC) announced that it has today commenced a tender offer for up to 1,000,000 of its Common Shares, or approximately 9% of its outstanding Common Shares, at a purchase price of $20 per share. The tender offer and withdrawal rights will expire at 5:00 pm, Central Standard Time, on March 14, 2003, unless extended.

If more than 1,000,000 shares are tendered, tendering shareholders owning of record or beneficially fewer than 100 shares, with certain exceptions, will have their shares purchased without proration. Other shares will be purchased pro rata. The tender offer will be subject to other conditions that are described in the Offer to Purchase.

Donnelly, Penman, French, Haggarty & Co. is acting as Dealer Manager for the tender offer. UMB Bank, N.A., is serving as the Depositary.

Each shareholder is urged to consult his or her tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the tender offer, including complete instructions on tendering procedures, along with the transmittal forms and other materials, are being mailed to shareholders commencing today.

Neither the Company nor its Board of Directors, or the Dealer Manager or the Depositary, has made or will make any recommendation to any shareholder as to whether to tender or refrain from tendering any or all of such shareholder's shares in the offer, and none of them have authorized any person to make any such recommendation.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of German American Bancorp. The offer is made solely by the Offer to Purchase, dated February 7, 2003, and the related Letter of Transmittal. Investors and shareholders may obtain a free copy of these materials and other documents filed by the Company at the SEC's web site at http://www.sec.gov. Shareholders who need an additional copy of the Offer to Purchase, the Letter of Transmittal or related tender offer materials may obtain such copy free of charge by contacting the Dealer Manager toll-free at 1-866-440-2482, attention Robert France.

German American Bancorp, a financial services company, operates five affiliated community banks with 26 retail banking offices in the eight contiguous Southwestern Indiana counties of Daviess, Dubois, Gibson, Knox, Martin, Perry, Pike, and Spencer and a business lending center in Evansville, Indiana. The Company also operates German American Financial Advisors & Trust Company as well as four independent insurance agencies located throughout its market area. The Company's lines of business include retail and commercial banking, mortgage banking, comprehensive financial planning, full service brokerage and trust administration, title insurance, and a full range of personal and corporate property and casualty insurance products.